February 21, 2012

VIA EDGAR (Correspondence Filing)

Ms. Laura E. Hatch Staff Accountant U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Arrow Investments Trust (the “Registrant”)

Form N-1A

File Nos. 333-178164; 811-22638

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to your comments in a letter dated December 21, 2011 with respect to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) and the following series of the Registrant: Arrow DWA Tactical Fund (“Tactical Fund”), Arrow DWA Balanced Fund (“Balanced Fund”), Arrow Alternative Solutions Fund (“AS Fund”), the Arrow Managed Futures Trend Fund (“Trend Fund”) and the Arrow Commodity Strategy Fund ( “Commodity Fund”) (each a “Fund” and collectively, the “Funds”). Your comments are set forth below and each is followed by the Registrant’s response.

PROSPECTUS

Fund Summary Arrow Alternative Solutions Fund

1.

Comments:

Because selling securities short is a principal strategy of the Fund, please add a line item for interest and/or dividend expense for securities sold short in the fee table or confirm such expenses are included under other expenses.  (This comment also applies to the Arrow Managed Futures Trend Fund).

Response:

The Registrant has confirmed to us that expenses for interest and/or dividends for securities sold short are included under “Other Expenses” for each Fund.

2.

Comments:

Because this is a new registrant with new contracts and agreements, please explain to us whether ‘other expenses’ in the fee table, which currently include historical expenses of the predecessor fund, are appropriate or whether these expenses should be restated to reflect the new expense structure.  (Same comment for all Funds, as applicable).

Response:

Although the Registrant is a new registrant with new contracts and agreements, the Registrant is employing the same set of service providers with the same or similar fee structures and, consequently, does not expect that the “Other Expenses” of the Funds will differ materially from what they would have been for the predecessor funds.

3.

Comments:

Under the heading, “Principal Investment Strategies,” the disclosure states, “The Fund will implement its strategy using a broad mix of financial asset classes, including U.S. and foreign equities of any capitalization range, fixed income securities issued by the U.S. government or its agencies, mortgage backed securities, foreign government securities, domestic and foreign corporate debt of any credit rating, foreign currencies and commodities.”  Please also state the types of equities in which the Fund will invest e.g., common stock, preferred stock).  Please state the maturity range of the fixed income securities in which the Fund will invest.

Response:

The above-referenced sentence has been revised in relevant part as follows: “…including U.S. and foreign equities (common or preferred stock and exchange-traded funds (ETFs) that invest in common or preferred stocks) of any capitalization range, fixed income securities of any maturity issued by …”

4.

Comments:

Under the heading, “Principal Investment Strategies,” in describing the managed futures strategy the disclosure states, “Generates returns from convergent and divergent trends in the commodity, financial and currency futures markets.”  Because “convergent and divergent trends” may not be well understood, please further explain this strategy in plain English.

Response:

The above-referenced disclosure has been revised to read as follows: “Generates returns fromtrends in the commodity, financial and currency futures markets where the price of futures contracts may converge or diverge from the value of the underlying asset.”

5.

Comments:

Under the heading, “Principal Investment Strategies,” the disclosure states “The Fund’s investment objective is a non-fundamental policy and may be changed by the Board without shareholder approval upon 60 days’ written notice to shareholders.”  This information is required by Item 9 of Form N-1A; therefore, please move this disclosure to after the prospectus summaries.  (Comment applies to all Funds).

Response:

The above-referenced sentences have been deleted, as the corresponding disclosure already appears in Item 9.

Fund Summary Arrow DWA Balanced Fund

6.

Comments:

Under the heading, “Principal Investment Strategies,” the disclosure states, “To maintain a balanced portfolio, the Fund will, under normal circumstances, invest…from 25% to 65% in fixed income securities of any credit quality, including ETFs that invest in fixed income securities....”  Please state the maturity range of the fixed income securities in which the Fund will invest.

Response:

The above-referenced sentence has been revised in relevant part as follows: “• from 25% to 65% in fixed income securities of any maturity and credit quality, including ETFs that invest in fixed income securities;”.

7.

Comments:

Under the heading, Principal Investment Risks,” please include the risk of investing in below-investment grade bonds as a separate risk of the Fund since investing in these securities is included in the principal investment strategies of the Fund.  (Same comment applies to other Funds, as applicable).

Response:

Although investing in fixed income securities is a principal strategy, investing specifically in junk bonds is not.  The Registrant does not expect that below-investment grade bonds will constitute a significant portion of any Fund’s portfolio, and consequently, the Registrant does not believe that specific disclosure regarding the risks of such bonds is appropriate as a principal investment risk.

Fund Summary Arrow DWA Tactical Fund

8.

Comment:

Please explain why “other expenses” for Class A and Class C have been restated.

Response:

The first sentence of footnote 1 to the Fund’s fee table has been deleted.  As described above in response to Comment 2, the expenses of the Funds’ A and C classes are not being restated.

9.

Comments:

Under the heading, “Principal Investment Strategies,” the disclosure states that the Fund will invest in “ETFs that invest in domestic and international equity securities.”  If the Fund may invest in securities of issuers in emerging markets, please state that in this section and add the appropriate risk disclosure.

Response:

The above-referenced sentence has been revised to include investments in emerging markets; however, the Registrant does not believe that emerging markets equity securities will constitute a significant portion of the Fund’s portfolio, and consequently, the Registrant does not believe that specific disclosure regarding the risks of such investments is appropriate as a principal investment risk.

10.

Comments:

Under the heading, “Principal Investment Strategies,” the disclosure states that the Fund will invest in “fixed income securities of any credit quality, including ETFs that invest in fixed income securities.”  Please state the maturity range of the fixed income securities in which the Fund will invest.

Response:

The above-referenced sentence has been revised in relevant part as follows: “fixed income securities of any maturity and credit quality, including ETFs that invest in fixed income securities.”

11.

Comments:

Please correct the apparent typographical errors in the paragraph below the bullet points. For example, the sentence that begins, “Arrow Investment Advisors, LLC (the “Advisor”), the Fund’s investment advisor, will utilize a quantitative methodology... “ is not a complete sentence.  In the following sentence, the word “by” should be replaced with the word “be”.

Response:

The above-referenced sentence has been revised as follows: “Arrow Investment Advisors, LLC (the "Advisor"), the Fund's investment advisor, will utilize a quantitative methodology to invest in those commodity-related alternative assets expected to outperform their asset class and sell ("short") those assets expected to underperform their asset class ..  The above-referenced typo has been corrected.

12.

Comments:

Under the heading, “Principal Investment Strategies,” the disclosure states, “In order to gain inverse exposure to the equity markets, the Fund may use derivatives and futures.”  Please state the types of derivatives that the Fund may use.

Response:

The “Principal Investment Strategies” disclosure for the Fund currently states that commodity futures and options on commodity futures are part of the Fund’s principal investment strategies.  Consequently, the above referenced sentence has been revised as follows: “In order to gain inverse exposure to the equity markets, the Fund may use the derivatives and futures described above ..”

Fund Summary Arrow Managed Futures Trend Fund

13.

Comments:

Given that the Fund has “Managed Futures” in its name, the Fund must have a policy, in accordance with Rule 35d-1 under the Investment Company Act of 1940 (the “Investment Company Act”) to invest at least 80% of its assets in futures.

Response:

In February 2010, the staff provided a similar comment to the initial registration of the Fund as a series of the Northern Lights Fund Trust.  The Registrant believes that the response provided by Northern Lights Fund Trust was correct.  The Registrant does not believe the Fund is within the ambit of Rule 35d-1(a)(2)(i) because the Fund’s name describes an investment strategy rather than a particular type of investment.  The Registrant believes that, when viewed as a whole, the name (Arrow Managed Futures Trend Fund) invokes merely a strategy of investing in deference to the price trends of managed futures generally, rather than an express description of investing in futures contracts.

14.

Comments:

Under the heading, “Portfolio Managers,” please include the month and the year in which each portfolio manager began service for the Fund.

Response:

The above-referenced disclosures have been revised to refer to “December 2010” as the date each portfolio manager began servicing the Fund.

Fund Summary Arrow Commodity Strategy Fund

15.

Comments:

Under the heading, “Principal Investment Strategies,” the disclosure states, “The Longview Extended Commodity Index is a composite index of commodity sector returns.”  This statement may be confusing to some shareholders.  How can an index be comprised of sector returns?  It may be helpful to provide the components of the index.

Response:

The following sentence has been added to the above-referenced paragraph: “Commodities sectors represented in the Longview Extended Commodity Index include energy (such as oil and gas), metals, agriculture (such as corn and wheat), soft commodities (such as coffee and cocoa), and meats (such as cattle and hogs).”

16.

Comments:

Under the heading, “Principal Investment Strategies,” the disclosure states, “The Commodity Strategy Subsidiary is subject to the same investment restrictions as the Fund.  The Fund will consolidate the Commodity Strategy Subsidiary for purposes of financial statements, leverage and concentration.”  In the other Fund Summaries, please include similar disclosure for the Funds and their respective subsidiaries.

Response:

The requested disclosure has been added to the Fund Summaries for each of the other Funds.

17.

Comments:

In the Principal Investment Strategies section, the wholly-owned subsidiary is referred to as the “Commodity Strategy Subsidiary.”  However, in the Principal Investment Risks section, the wholly-owned subsidiary is referred to as the “CS Subsidiary.”  Please correct the apparent inconsistency.

Response:

References to the “CS Subsidiary” have been revised to refer to the “Commodity Strategy Subsidiary”.

18.

Comments:

Under the heading, “Portfolio Managers,” please include the month and the year in which each portfolio manager began service for the Fund.

Response:

The above-referenced disclosures have been revised to refer to “December 2010” as the date each portfolio manager began servicing the Fund.

Additional Information About Principal Investment Strategies and Related Risks

19.

Comments:

In the table that discloses each Fund’s investment objective, please include the benchmark for the Arrow Commodity Strategy Fund.

Response:

The requested change has been made.

20.

Comments:

Under the heading, “Arrow Alternative Solutions Fund Subsidiary,” the disclosure states, “The Fund is relying on a private letter ruling from the Internal Revenue Service, which indicates that income from the Fund’s investment in the Alternative Solutions Subsidiary will constitute ‘qualifying income’ for purposes of Subchapter M.”  Please include a risk that discusses that the Internal Revenue Service (the “IRS”) may change this position considering the fact that the IRS is no longer issuing these private letter rulings. (Similar comment for other Funds, as applicable).

Response:

The Registrant believes that prior private letter rulings ("PLRs") continue to evidence the current view of the IRS because recently, the IRS has indicated to industry sources, such as the Investment Company Institute, that the IRS intends to publish guidance on which the entire industry can rely and that the guidance should eliminate or reduce the need for fund-by-fund PLRs.  However, because the IRS is not currently issuing rulings on this topic, the Fund will qualify as a regulated investment company under Subchapter M (Section 851(b)), by making annual dividend distributions from the Subsidiary to the Fund.  Consequently, the Registrant does not believe that the lack of a PLR poses a material risk the Funds.

21.

Comments:

Under the heading, “Arrow DWA Balanced Fund Subsidiary,” the disclosure states, "The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute ‘qualifying income’ for purposes of Subchapter M.  Because a private letter ruling applies only to the taxpayer to whom it is issued, the Fund is not entitled to rely upon the private letter rulings issued to other mutual funds.  However, the Fund believes that these rulings evidence the current view of the Internal Revenue Service ....” (Emphasis added).  Please explain that the IRS has stopped issuing these private letter rulings and explain to the staff why you believe the prior letters issued indicate the current view of the IRS.  In addition, please explain supplementally whether the Fund is relying on an opinion of counsel for the Fund’s position highlighted above.

Response:

As noted above, the Registrant believes that prior private letter rulings ("PLRs") continue to evidence the current view of the IRS because recently, the IRS has indicated to industry sources, such as the Investment Company Institute, that the IRS intends to publish guidance on which the entire industry can rely and that the guidance should eliminate or reduce the need for fund-by-fund PLRs.  Additionally, the IRS has not given any indication that it is considering rescinding such PLRs or that any forthcoming guidance will be contrary to the positions taken in the PLRs.  Furthermore, should the IRS change its position, the Fund would still be able to qualify as a regulated investment company under Subchapter M (Section 851(b)), by making annual dividend distributions from the Subsidiary to the Fund.  The Registrant has not sought an opinion of counsel regarding such tax treatment.  The Registrant notes that for each Fund that has not received a PLR, relevant IRS-related risks are disclosed under the section describing each Fund’s subsidiary in response to Item 9.

22.

Comments:

Under the heading, “Arrow Managed Futures Trend Fund,” the disclosure states, “The objective of the benchmark is to measure the price movement and premium expansion of certain highly liquid futures…”  Please explain or define “premium expansion.”

Response:

The above-referenced sentence has been revised in relevant part as follows: “…price movement and premium expansion (i.e., increasing difference between the price of a futures contract and the value of the underlying asset)…”

23.

Comments:

Under the heading, “Arrow Managed Futures Trend Fund,” the disclosure states, “The benchmark is divided into 14 sectors that are highly liquid, US exchange listed futures positioned either long or short on a monthly basis using a transparent, rule-based investment contracts process.”  Please explain or define “investment contracts process.”

Response:

The phrase “investment contracts” has been deleted from the above-referenced sentence.

Management of the Funds

24.

Comments:

Under the heading, “Investment Advisor,” please provide additional information for Arrow Investment Advisors, LLC; such as, assets under management and other investment management experience.

Response:

The following has been added to the first paragraph under “Investment Advisor”: “The Advisor has approximately $796 million in assets under management. The Advisor has been managing the Funds since the Arrow Alternative Solutions Fund commenced operations in October 2007.”

25.

Comments:

Under the heading, “Portfolio Managers,” please define “Arrow DWA Fund series.”

Response:

The first reference to “Arrow DWA Fund series” has been revised to read “Arrow DWA Balanced Fund and Arrow DWA Tactical Fund (the “Arrow DWA Fund Series”).”  Capitalization for future references has also been corrected.

Information about Shares

26.

Comments:

Under the heading, “Class A Shares,” the disclosure states, “The Advisor shall reimburse the Fund in connection with commissions retained by authorized broker-dealers on purchases of Class A shares over $1 million....”  Please explain this disclosure.  If the Advisor will reimburse the Fund, it implies that the Fund has previously paid some expense.

Response:  When an investor purchases over $1 million of Class A shares, the investor delivers the full purchase price to the authorized broker-dealer for the transaction.  The broker-dealer retains a 1% commission and remits to the Fund the balance of the proceeds.  To make the Fund whole with respect to the purchase, the Advisor pays the Fund an amount equal to the 1% retained by the broker-dealer, i.e., “reimbursing” the Fund.

27.

Comments:

Please include additional disclosure concerning Class C Shares and Institutional Class Shares.

Response:

The following has been added to the disclosure concerning Class C Shares and Institutional Class Shares:

Class C Shares: “Class C shares of the Funds are not subject to a CDSC.  The Funds have adopted a Distribution Plan, pursuant to which each Fund pays the Fund’s distributor an annual fee for distribution and shareholder servicing expenses of 1.00% of the Fund’s average daily net assets attributable to Class C shares, as described below under Distribution Fees.”

Institutional Class Shares: “Institutional Class shares of the Funds are not subject to a CDSC and do not pay distribution or shareholder servicing fees under a Distribution Plan.”

STATEMENT OF ADDITIONAL INFORMATION

The Funds

28.

Comments:

Under this heading the disclosure states, “The Funds were organized on [__], 2012 to acquire all the assets of the respective identically named funds, each a series of Northern Lights Trust.”  Please confirm that the Funds will not sell securities until after the reorganizations have been completed.

Response:

The Registrant has confirmed to us that, except as described below, it will not sell shares of the Funds until after the reorganizations have been completed.  The Registrant expects to sell a single share of each Fund to the Advisor prior to the reorganizations for the Advisor to approve certain agreements (such as each Fund’s Advisory Agreement), and following such approvals and prior to the reorganizations, the shares will be redeemed.

29.

Comments:

Because the Chairman of the Board of Directors is an interested person, please state whether or not the Board of Directors has appointed a lead independent director and what specific role the lead independent director plays in the leadership of the Board.  Also, pursuant to Item 17(b)(10) of Form N-1A, for each director, please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund.

Response:

The following has been added to the above-referenced paragraph: “The Independent Trustees have not selected a Lead Independent Trustee.”  Additionally, the following discussion regarding the specific experience, qualifications, attributes, or skills of each Trustee has been added:

Generally, the Trust believes that each Trustee is competent to serve because of their individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

Mr. Barrato is a founding member of Arrow Investment Advisors, LLC, the advisor to the Funds.  He has over 20 years of experience in the investment management industry, including six years with Rydex Investments, where he was responsible for the firm’s research and developed momentum models with the Rydex sector funds.  Prior to Rydex, Mr. Barrato spent 12 years at the Federal Reserve Board of Governors, as an analyst and senior financial examiner. He holds a bachelor's degree in business administration from The George Washington University, where he majored in finance and minored in accounting.  Mr. Barrato’s experience in the investment management industry gives him a strong understanding of the operational issues facing mutual funds and the regulatory framework under which investment companies must operate.

Mr. Barragato is the founding partner of Charles A. Barragato & Co., LLP, a tax, accounting and business advisory services firm.  A Certified Public Accountant (CPA) in New York State, Mr. Barragato has over three decades of experience providing tax planning and business advisory services to high net-worth individuals and privately held businesses. He also holds the Certified Fraud Examiner ("CFE") designation and provides expert services in connection with business investigations and fraud cases.  Additionally, Mr. Barragato holds the rank of Professor of Accounting and Taxation at the C.W. Post School of Professional Accountancy and has also lectured extensively before professional groups. Mr. Barragato holds a bachelor of science degree (summa cum laude) from the Long Island University - C.W. Post School of Professional Accountancy and a master's degree in taxation from the same institution. He also earned his Ph.D. in business (concentration in accounting) from the CUNY Graduate Center - Baruch College. Mr. Barragato’s experience in the accounting industry will be a significant resource for the Trust’s audit committee..

Mr. Mannix has more than 20 years in the investment management industry, most recently as a senior executive and portfolio manager at Baldwin Brothers Wealth Management, an independent wealth management firm.  Prior to joining Baldwin Brothers, Mr. Mannix was a Founder and Managing Partner at Oakmont Partners LLC, a wealth management and venture investment firm in Boston.  Prior to Oakmont, Mr. Mannix held senior executive positions at Rydex Investments, Strong Capital Management, Scudder Kemper Investments and Fidelity Investments. Mr. Mannix holds a bachelor of science degree in economics from Syracuse University.  Mr. Mannix’s experience in the investment management industry gives him a strong understanding of portfolio management strategies and an understanding of the regulatory framework under which investment companies must operate.

Mr. Montgomery is the principal owner and managing member of Theta Investment Research, LLC, an independent research firm focused on the management of alternative investments.  He has nearly ten years of experience in the investment management industry.   Mr. Montgomery holds a bachelor of art degree in psychology from The King’s College.   Mr. Montgomery’s experience in the investment management industry gives him a strong understanding of portfolio management strategies and an understanding of the regulatory framework under which investment companies must operate.

The Trust does not believe any one factor is determinative in assessing a Trustee's qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Portfolio Managers

30.

Comments:

Under the headings, “Compensation” and “Ownership,” please update the disclosure for the Tactical Fund and Balanced Fund since Mr. Flaig and Mr. Bachman are also portfolio managers for these Funds.

Response:

Under “Compensation”, the following has been added to the end of the first paragraph: “The compensation structures for Messrs. Flaig and Bachman are discussed below.”  Under “Ownership”, the tables for the Tactical Fund and Balanced Fund have been revised to include entries for Messrs. Flaig and Bachman, along with their respective ownership ranges of shares of each Fund.

WHOLLY-OWNED AND CONTROLLED SUBSIDIARY COMMENTS

31.

Comments:

Please supplementally discuss whether the wholly-owned subsidiary of each Fund has entered into an investment advisory agreement pursuant to the requirements of 15(a) of the Investment Company Act.

Response:

Each Fund’s subsidiary's advisory contract will comply with Section 15 of the 1940 Act and will be approved by the Board of Trustees in accordance with Section 15.

32.

Comments:

Please confirm that each subsidiary complies with Sections 10 and 16 of the Investment Company Act relating to its Board of Directors.  In addition, please confirm that each subsidiary’s Board of Directors will be signatories to the respective Fund’s post-effective amendment.

Response:

Each Fund’s subsidiary will comply with Sections 10 and 16 of the Investment Company Act relating to its Board of Directors.  The Board of Directors of each Fund’s Subsidiary has not signed the registration statement because the Registrant does not believe a Subsidiary's board may execute the Registrant's post-effective amendments without raising issues as to the Subsidiary's status as an open-ended investment company operating under an exemption from registration pursuant to the Mutual Funds Law (2009 Revision) of the Cayman Islands.  In addition, unlike other funds such as the fund described in Man-Glenwood Lexington TEl, LLC and Man-Glenwood Lexington TEl, LDC, No-Action Letter pub. avail. (April 30, 2004), 100% of Fund assets are not invested in the Subsidiary.  Thus, the Subsidiary is not the alter ego of the Fund and it would be unreasonable to ask the Subsidiary's Board to sign the post-effective amendment.

33.

Comments:

Please confirm that each subsidiary’s financial statements will be audited and filed with a regulatory body such as the Commission.  In addition, please confirm that each subsidiary will have the same custodian and same independent accountant as the respective Fund.

Response:

The financial statements of each Fund’s subsidiary will be consolidated with the respective Fund’s audited financial statements, which will be included in the Fund’s annual report to shareholders and filed with the Commission.  The consolidated financials will be audited by the Fund’s independent registered public accounting firm; because the subsidiaries do not prepare stand-alone financial statements, no such statements are audited or filed with any regulatory body.  Each Fund’s subsidiary will have the same custodian as the Fund.

34.

Comments:

Please confirm that each subsidiary will meet all of the requirements of the Investment Company Act to the same extent as the respective Fund.  In particular, please confirm that each subsidiary will comply with Section 8 of the Investment Company Act relating to investment policies, Section 17 relating to affiliated transactions and custody, and Section 18 relating to capital structure and leverage, and with the Investment Company Act requirements related to pricing and accounting.

Response:

Each Fund’s subsidiary will meet all of the requirements of Section 8 related to investment policies, Section 17 relating to affiliated transactions and custody, and Section 18 relating to capital structure and leverage, when measured on a consolidated basis with the respective Fund.

35.

Comments:

Please discuss whether the adviser will be able to increase the advisory fee payable by a subsidiary without approval of the shareholders of the respective Fund.

Response:

The Registrant has confirmed to us that the advisory fee payable by a subsidiary will not be increased without approval of the shareholders of the respective Fund.

36.

Comments:

Have the subsidiaries’ expenses been included in the fee table for each Fund?

Response:

The expenses for each Fund’s subsidiary are included in the respective Fund’s fee table.

37.

Comments:

Please provide an analysis of whether the investment in each subsidiary is considered a liquid investment.

Response:

The Registrant expects that a portion of the investments made by each subsidiary will be illiquid from time to time, but each Fund, when viewed on a consolidated basis with its subsidiary, will not have more than 15% of its net assets invested in illiquid securities, including any portion of the Fund’s investment in its subsidiary that is determined to be illiquid.

38.

Comments:

Please discuss whether the transactions between each subsidiary and its respective Fund implicate Section 17(d) of the Investment Company Act.

Response:

The transactions between each subsidiary and its respective Fund do not implicate Section 17(d) of the Investment Company Act because such transactions are exempt from the restrictions of Section 17(d) by its terms because each subsidiary is a wholly-owned subsidiary of its respective Fund, as described in Section 12(d)(3)(A) of the Act.

39.

Comments:

Have each subsidiary and its respective Board of Directors agreed to service of process in the United States?

Response:

Each subsidiary and its respective Board of Directors have agreed to consent to service of process in the United States.

GENERAL

40.

Comments:

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:

The Registrant has submitted an application for an order under Section 6(c) of the

1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.  However, the effectiveness of the Registrant’s Registration Statement is not dependent upon the Registrant’s receipt of the order for which it applied.

* * *

In addition to the above responses, please note that the Registrant has deleted from the Prospectus the “Regulatory Risk” disclosure for each Fund in response to the CFTC’s recent adoption of final rules relating to the registration of investment advisers as commodity pool operators and related disclosure obligations for funds.  The Registrant believes that the CFTC has sufficiently resolved the uncertainties related to such rules, and the Registrant does not believe that the new rules, as adopted, pose a material risk to Fund shareholders.

December 21, 2011

JoAnn M. Strasser

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ Thompson Hine, LLP

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